UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PagSeguro Digital Ltd. Announces Capital Optimization Targets and

Long-Term Financial Goals

São Paulo, September 18, 2025 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) hosted an investor conference call today, where the management team outlined PagSeguro’s capital optimization targets and long-term financial goals.

Capital Optimization Targets

PagSeguro expects to achieve the following capital optimization targets:

•         Basel Index (BIS) Target Level: between 18% to 22%, expected to drive an excess of capital between R$2 billion and R$3 billion.

•         Estimated R$3.8 billion in shareholder returns between 25/26, comprising:

o        Dividend Payout:  R$1.4 billion in 20261, in addition to the R$623 million in cash dividends already declared in 2025

o        Stock buyback already executed in 2025: R$ 696 million

o        Stock Buyback: current share repurchase program up to R$1.1 billion/US$200 million

•         Shareholder returns totaling over R$ 5.5 billion from 21/26, considering the above targets.

Long-Term Goals

PagSeguro plans to achieve the following financial goals by the end of 2029:

Credit Portfolio	R$ 25 billion (Dec' 29)
Gross Profit	>10% CAGR ('25 to '29)
Earnings Per Share	>16% CAGR ('25 to '29)

Webcast Information

A recording of the investor conference call held today and the related presentation will be available at the Company’s Investor Relations website (https://investors.pagbank.com).

About PagSeguro

PagSeguro is a disruptive financial technology solutions provider focused primarily on consumers, individual entrepreneurs, micro-merchants, and small to medium-sized companies in Brazil. PagSeguro stands out as the only financial technology provider in Brazil with a business model that fully encompasses the following five pillars:

•         Multiple digital banking solutions;

•         In-person payments via point of sale (POS) devices that PagSeguro provides to merchants;

1 R$200mm in Feb’26, R$400mm in Jun’26, R$400mm in Sep/26 and R$400mm in Dec’26, subject, among other factors, to market and company financial conditions. Any future declaration of dividends, including, but not limited to, the dividends mentioned herein, and the amount thereof will be at the discretion of the Company’s board of directors.

•         Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top-up prepaid mobile phone credit, wire transfers, peer-to-peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;

•         Issuer of prepaid, cash and credit cards; and

•         Operates as a full merchant acquirer.

PagSeguro is a UOL Group company that offers easy, safe, and hassle-free PagBank digital accounts, similar to regular checking accounts linked to the Brazilian Central Bank’s platform, which accept payments, without the need for a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits, and cash deposits.

PagSeguro’s mission is to transform and democratize the financial services industry in Brazil by offering merchants and consumers a comprehensive mobile-first digital banking ecosystem that is secure, affordable, and easy to use.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about PagSeguro’s beliefs and expectations, are forward-looking statements. Words such as “expect,” “anticipate,” “should,” “believe,” “intend,” “plan,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. These forward-looking statements include, but are not limited to, statements regarding PagSeguro’s anticipated future results, including financial results such as financial goals for 2029 and certain capital optimization targets. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of PagSeguro’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond PagSeguro’s control. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, inherent risks related to the digital payments and banking industry, such as service interruptions, failures or cybersecurity related incidents; PagSeguro’s ability to innovate, respond to technological advances and changing customer demands, introduce new and enhanced products and adapt to changes in the digital payments and banking industry; increased competition in PagSeguro’s industry; the maintenance of tax incentives; general economic, political and business conditions in any countries we serve or may serve in the future; inflation; exchange rate fluctuations; interest rates; PagSeguro’s level of debt and other obligations; PagSeguro’s ability to control expenses, generate cash flow, meet its working capital and capital expenditure requirements, achieve and maintain future profitability; anticipated growth and growth strategies and ability to effectively manage that growth and expand into new markets; PagSeguro’s ability to further penetrate its existing client base; PagSeguro’s relationships with third parties and key suppliers; labour disputes, strikes and other labour-related disruptions; PagSeguro’s ability to protect and enhance its brand and intellectual property; compliance with applicable regulatory and industry standards and legislative developments; economic, financial, political and social effects of pandemics and disease outbreaks; the impact of the armed conflicts, escalations, social unrest and economic sanctions; uncertainties related to the newly elected government in the United States, and the resulting volatility for the global economy and geopolitical instability; and those factors discussed in PagSeguro’s Form 20-F filed with the SEC on April 29, 2025 under the heading “3D. Risk Factors,” and other documents of PagSeguro filed or furnished, or to be filed or furnished, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that PagSeguro does not presently know or that PagSeguro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PagSeguro’s expectations, plans or forecasts of future events and views as of the date of this press release. PagSeguro anticipates that subsequent events and developments may cause PagSeguro’s assessments to change. However, while PagSeguro may elect to update these forward-looking statements at some point in the future, PagSeguro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing PagSeguro’s assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Relations

PagSeguro Digital Ltd.

ir@pagbank.com

investors.pagbank.com

Media Press

Website: https://xcom.net.br

E-mail: pagbank@xcom.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer